Exhibit 21

Subsidiaries of Novatel Wireless, Inc.:	State or Other Jurisdiction of Incorporation or Organization

Novatel Wireless Technologies, Ltd.	Alberta, Canada
Novatel Wireless Solutions, Inc.	Delaware